       -----------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                              --------------------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                   (Amendment No.1)

                          Miami Computer Supply Corporation
                          ----------------------------------
                                   (Name of Issuer)

                              COMMON STOCK, no par value
                             ---------------------------
                            (Title of Class of Securities)

                                      593261100
                                   ----------------
                                     CUSIP Number


                                   H. Clark Gilson
                                  921 Parker Street
                              Berkeley, California 94710
                                   (510) 848-2600

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                          San Francisco, California   94104
                                    (415) 772-6052
                      -----------------------------------------
                         (Name, address and telephone number
                           of person authorized to receive
                             notices and communications)

                                   January 16, 1998
                               -----------------------
                            (Date of Event which requires
                              filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                       /  /


                                 (Page 1 of 8 pages)

CUSIP NO.  593261100                     13D


          1)   Name of Reporting Persons:

                    H. Clark Gilson as Trustee of the Gilson Trust dated November 5, 1993

                    ----------------------------------------------------

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / /
                         -------------------------------------------------------

          (b) / /
                         -------------------------------------------------------
--------------------------------------------------------------------------------

          3)   SEC Use Only
                              --------------------------------------------------
--------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

          5)   / /     Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -293,901-
     of              -----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned             -----------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -293,901-
 Reporting           -----------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power: -0-
--------------------------------------------------------------------------------

         11)   Aggregate Amount Beneficially Owned by Each
               Reporting Person:  -293,901-
--------------------------------------------------------------------------------

         12)   / /     Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13)   Percent of Class Represented by amount in Row (11):
               5.55%
--------------------------------------------------------------------------------

         14)   Type of Reporting Person (See Instructions):  OO


                                 (Page 2 of 8 pages)

CUSIP NO.  593261100                     13D


          1)   Name of Reporting Persons:

                    Ruy J. Pereira as Trustee of the Pereira Trust dated November 12, 1992

                    -----------------------------------------------------------

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / /
                        -------------------------------------------------------

          (b)  / /
                        -------------------------------------------------------

          3)   SEC Use Only
                              --------------------------------------------------
--------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

          5)  / /      Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -293,901-
     of              -----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned             -----------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -293,901-
 Reporting           -----------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  -293,901-
--------------------------------------------------------------------------------

         12)  / /      Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.55%
--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  OO

                                 (Page 3 of 8 pages)

CUSIP NO.  593261100                     13D

          1)   Name of Reporting Persons:

                    Larry R. Goodman, as Trustee of The Goodman Trust dated February 7, 1994
                    ----------------------------------------------------

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / /
                        --------------------------------------------------------

          (b)  / /
                        --------------------------------------------------------
--------------------------------------------------------------------------------

          3)   SEC Use Only
                              --------------------------------------------------
--------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

          5)   / /     Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -293,901-
     of              -----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned             -----------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -293,901-
 Reporting           -----------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power: -0-
--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  -293,901-
--------------------------------------------------------------------------------

         12)   / /     Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.55%
--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  OO

                                  (Page 4 of 8 pages)

CUSIP NO.  593261100                     13D


                                     INTRODUCTION

     H. Clark Gilson, on his own behalf, as Trustee of the Gilson Trust dated November 5, 1993, and on behalf of Ruy J. Pereira as Trustee of the Pereira Trust dated November 12, 1992 and Larry R. Goodman, as Trustee of The Goodman Trust dated February 7, 1994 (collectively, the "Reporting Persons") hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D which was filed on December 1, 1997 (the "Statement") on behalf of the Reporting Persons identified therein pursuant to the Agreement with respect to Schedule 13D attached to the Statement as Exhibit 7(1).

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 21, 1997, the Reporting Persons, the Issuer, MCSC California Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Sub"), and Minnesota Western/Creative Office Products, Inc. ("MW") executed an Agreement and Plan of Reorganization as amended on January 16, 1998 (the "Agreement") pursuant to which the Issuer would acquire MW by way of a merger of MW into Sub. Closing of the transaction contemplated by the Agreement occurred on January 16, 1998. In the merger each of the Reporting Persons received $4,000,000 each and 293,901 shares (the "Shares") of Common Stock of the Issuer in exchange for their MW shares.

                                  (Page 5 of 8 pages)

CUSIP NO.  593261100                     13D


          Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are amended to read as follows:

       (a) and (b)    The aggregate number of shares and percentage of Common
Stock of the Issuer (based upon 4,414,109 shares of Common Stock outstanding as of January 6, 1998) beneficially owned by each person named in Item 2 is set forth in the following table:

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                      No. of Shares

                     Beneficially       Percentage        Power to Vote          Power to Dispose

Person                    Owned          of Class      Sole          Shared     Sole        Shared
-----------------------------------------------------------------------------------------------------
The Gilson Trust     293,901            5.55%          293,901        0         293,901      0

-----------------------------------------------------------------------------------------------------
The Pereira Trust    293,901            5.55%          293,901        0         293,901      0

-----------------------------------------------------------------------------------------------------
The Goodman Trust    293,901            5.55%          293,901        0         293,901      0

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended in its entirety as follows:

     At the closing of the transactions contemplated by the Agreement on January 16, 1998 each of the Reporting Persons acquired 293,901 shares of Common Stock of the Issuer and $4 million cash in exchange for shares of capital stock of MW held by them. The Agreement requires that the Shares be held by the Reporting Persons for a period of at least 270 days. The Agreement also provides for registration rights thereafter giving the Reporting Persons


                                  (Page 6 of 8 pages)

CUSIP NO.  593261100                     13D


the right to require the Issuer to register for sale to the public, subject to certain conditions, shares of the Issuer's Common Stock acquired by the Reporting Persons, and also provides for indemnification by the Issuer with respect of third party claims relating to the sale by the Reporting Persons of the Issuer's shares.

          At the Closing, the Reporting Persons executed a Shareholders Agreement pursuant to which they have agreed among themselves not to sell any of the Shares for a period of two (2) years. A copy of the Shareholders Agreement is attached hereto as Exhibit 7(4).

          Any descriptions of the Agreement and the Shareholders Agreement are qualified in their entirety by the complete text of such documents, copies of which are attached as Exhibit 7(2) to the Statement and as Exhibits 7(3) and 7(4) hereto, respectively.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is amended to add the following Exhibits:

Exhibit 7(3). Letter dated January 16, 1998 amending the Agreement and Plan of Reorganization

Exhibit 7(4).  Shareholders Agreement


                                  (Page 7 of 8 pages)

                                      SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





                                        /s/ H. Clark Gilson
                                        ------------------------------
                                        By:  H. Clark Gilson


Dated:  January 17, 1998

CUSIP NO.  593261100                  13D


                                   LIST OF EXHIBITS


Exhibit No                         Description
----------                         -----------

7(3) Letter dated January 16, 1998 amending the Agreement and Plan of Reorganization

7(4)           Shareholders Agreement